 Celsion Corporation

997 Lenox Drive, Suite 100

Lawrenceville, New Jersey 08648

(609) 896-9100

October 28, 2016

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Josh Samples

Re:	Celsion Corporation Request to Withdraw Registration Statement on Form S-3 (File No. 333-212454)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Celsion Corporation (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-212454), together with all amendments and exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal since not all of the securities included on the Registration Statement are eligible for resale at this time on Form S-3 and the Company will instead register the resale of such securities on Form S-1.

The Company confirms that the Registration Statement has not been declared effective and confirms that no securities of the Company were sold under the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Celsion Corporation, 997 Lenox Drive, Suite 100, Lawrenceville, New Jersey 08648, attention Jeffrey W. Church with a copy to Company’s counsel, Sidley Austin llp, 1001 Page Mill Road, Building 1, Palo Alto, CA 94304, attention Sam Zucker.

If you have any questions or require any further information, please contact Sam Zucker of Sidley Austin llp at (650) 565-7111.

Very truly yours,

CELSION CORPORATION

By: /s/ Jeffrey W. Church

Name: Jeffrey W. Church

Title: Senior Vice President and Chief Financial Officer

Cc: Sam Zucker, Sidley Austin llp